ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02047326

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE

For: July 25, 2002

ENCANA CORPORATION
(Translation of registrant's name into English)

1800 855 - 2nd Street S.W.

Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ______ Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956 and No. 333-85598.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION
(Registrant)

By: ______________________
Name: Trudy M. Curran
Title: Assistant Corporate Secretary

Date: July 25, 2002

Form 6-K Exhibit Index

Exhibit No.

1. News Release dated July 25, 2002 referenced as:

"EnCana Earns $458 Million During Inaugural Quarter, Generates $938 Million of Cash Flow".

EnCana news release

news release

EnCana earns $458 million during inaugural quarter, generates $938 million of cash flow

Oil and natural gas sales rise 10 percent, offshore exploration success continues, gas production growth on double-digit pace in B.C. and U.S. Rockies

Calgary, Alberta, (July 25, 2002) – EnCana Corporation (TSE & NYSE: ECA) earned $458 million, or $0.97 per share diluted, and generated $938 million of cash flow, or $2.00 per share diluted, in the second quarter of 2002. Included in the second quarter earnings is an unrealized after tax gain of $134 million, or $0.29 per share diluted, related to foreign exchange gains on EnCana's $US denominated debt. This had no impact on cash flow. Daily oil and gas sales reached 693,104 barrels of oil equivalent, up more than 10 percent from the pro forma second quarter results of EnCana's founding companies one year earlier.

All references to 2001 production and six month 2002 financial information in this news release text and tables for EnCana are presented on a pro forma basis as if the merger of PanCanadian Energy Corporation ("PanCanadian") and Alberta Energy Company Ltd. ("AEC") had occurred at the beginning of the respective periods.

"I'm pleased to report that our merger is complete and EnCana is forging full-speed ahead. We've achieved strong financial results with a growing production base that is on track to achieve our 2002 sales targets," said Gwyn Morgan, EnCana's President & Chief Executive Officer. "Our Onshore North America division is expected to achieve double-digit production growth while outstanding results in new exploration basins offer exciting future potential. We've recently announced that our Buzzard discovery, a major light oil find in the U.K. central North Sea, is moving to development planning. In addition, we are a 25 percent owner in a significant Gulf of Mexico find at Tahiti that could contain more than an estimated 400 million barrels of recoverable oil.

"In EnCana's first three months of operations, our board of directors and executive team have clearly defined an EnCana strategy that's focused, first and foremost, on core exploration and production ventures in North America and in select international locations. In keeping with this, we recently announced plans to sell our interests in two major oil pipelines in order to re-deploy the capital into our rich inventory of upstream plus natural gas storage opportunities," Morgan said.

Strong oil and natural gas growth continues in second quarter

EnCana's second quarter natural gas production averaged 2.7 billion cubic feet per day, up 11 percent over pro forma results in the second quarter of 2001. During the quarter, 118 million cubic feet per day was injected into storage, yielding second quarter sales of 2.6 billion cubic feet per day. Oil and natural gas liquids sales averaged 263,076 barrels per day, up about 7 percent. Conventional operating plus administrative costs were approximately $4.60 per barrel of oil equivalent in the quarter. EnCana drilled 560 net wells in the second quarter.

For the three months ended June 30, 2002, EnCana's highlights include:

- Net earnings of $458 million, or $0.97 per common share diluted
- Cash flow of $938 million, or $2.00 per common share diluted
- Natural gas sales of 2,580 million cubic feet per day, up 12 percent from pro forma second quarter of 2001, with the average realized price declining 38 percent to $4.02 per thousand cubic feet
- Crude oil and natural gas liquids sales of 263,076 barrels per day, up 7 percent from pro forma second quarter of 2001, with the average realized price up 8 percent to $31.48 per barrel
- Total capital investment, excluding dispositions, of $1,446 million
- A strong financial position with debt to capitalization of 39 percent (all preferred securities included as debt)

ENCANA

Second quarter financial results strong despite lower gas prices
Despite significantly lower natural gas prices, EnCana achieved strong financial performance. EnCana's average realized gas price in the second quarter was $4.02 per thousand cubic feet, compared to $6.46 per thousand cubic feet for the same period one year earlier. Gas prices improved slightly in the second quarter from the first three months of 2002.

EnCana forward sales stabilize gas prices until expected recovery by fall
As expected, summer gas prices have now weakened due to the high levels of North American gas storage and above-normal water levels for hydro electric generation in the western half of North America. Western Canadian gas prices have recently been impacted by temporary capacity restrictions on pipelines out of Alberta. EnCana is well positioned during this current period of lower prices as it has sold forward approximately 1.4 billion cubic feet of gas per day until September 30, 2002. Fixed prices include 875 million cubic feet per day at an effective AECO price of C$4.24 per thousand cubic feet, 333 million cubic feet per day at an effective Opal, Wyo. price of US$2.61 per thousand cubic feet and 205 million cubic feet per day at a NYMEX related price of US$3.33 per thousand cubic feet. Looking to the fourth quarter, EnCana expects gas prices to strengthen as North American gas production continues to drop due to reduced drilling and high overall decline rates. EnCana is using its natural gas storage facilities, combined with increasing field capacity, to prepare for anticipated strong sales in the fourth quarter.

Heavy oil differentials narrowed significantly
In the second quarter of 2002, the average West Texas Intermediate crude oil benchmark price was US$26.27 per barrel, down 6 percent from US$27.98 per barrel for the same quarter in 2001. However, Canadian heavy oil differentials improved dramatically, narrowing 50 percent to US$5.43 from US$10.94 per barrel. Heavy oil prices have narrowed the gap on light grades this year due to tight supply demand fundamentals and the resumption of processing in May at the CITGO refinery in the U.S. Midwest. The differential for Ecuador oil improved from a year earlier, dropping to average US$3.78 from US$8.09 per barrel. Oil prices have continued to strengthen through 2002 due to a number of factors including the production management agreement between OPEC and non-OPEC producers, problems with Iraqi crude deliveries, the war on terrorism and indications that the world economy is improving.

Six months pro forma financial and operating performance
For the first six months of 2002, EnCana earned pro forma $632 million, or $1.28 per share diluted, and generated $1.7 billion in cash flow, or $3.57 per share diluted. First half sales averaged 696,969 barrels of oil equivalent per day, up 10 percent over pro forma sales from one year earlier. First half daily sales were comprised of 2.7 billion cubic feet of natural gas, up 16 percent in the past year, and 225,008 barrels of oil and natural gas liquids, up 3 percent over pro forma sales for the first half of 2001. EnCana drilled 1,561 net wells in the first half.

These pro forma six-month results represent EnCana as if it had existed as a merged company for the periods noted, whereas the attached six-month financial statements are actuals, reflecting EnCana second quarter results and PanCanadian first quarter results alone.

2002 capital investment to fund multiple growth opportunities
"Since receiving shareholder approval of the merger in early April, our new business units have conducted a thorough review of our portfolio of opportunities. We have identified an even stronger array of multi-year, organic growth opportunities that are expected to generate rates of return exceeding 20 percent after tax at current strip prices. While we may be facing softer natural gas prices in the very short term, the inaugural EnCana capital program is aimed at building productive capacity for what we believe will soon be strong gas prices.

"In our three current key producing platforms – Western Canada, the U.S. Rockies and Ecuador – we have identified profitable organic growth opportunities that are expected to generate growth of 10 percent plus for the next several years. Starting in 2005, exciting new exploration discoveries in three additional platforms – the U.K. North Sea, the Gulf of Mexico and off Canada's East Coast – are expected to layer more growth on top of that solid base growth," Morgan said.

To capitalize on these opportunities, EnCana's board of directors has approved a 2002 gross capital budget of approximately $5 billion. The company expects to complete upstream asset dispositions this year of approximately $500 million and dispositions of about $1.5 billion in midstream assets. These dispositions, combined with about $460 million in recently-completed acquisitions – including U.S. Rockies natural gas assets, would result in net capital investment of approximately $3.5 billion.

Of the $5 billion capital budget, $3.5 billion is planned for Onshore North America projects. This investment is directed about 65 percent to gas and 35 percent to oil projects. International development of $600 million is directed to longer term development of production growth in Ecuador, the U.K. central North Sea and the Gulf of Mexico. EnCana's international and offshore exploration investment is about $700 million, directed to additional appraisal on exploration success in the Gulf of Mexico and the North Sea, plus exploration in other select international locations.

2002 EnCana Capital Budget

Primary Capital Investment	(millions)
Onshore North America	
Natural gas	$ 2,240
Syncrude	$ 300
SAGD	$ 200
Other oil	$ 760
Total	**$ 3,500**
Offshore & International Operations	**$ 600**
Offshore & New Ventures Exploration	**$ 700**
Midstream & Marketing	**$ 250**
Gross Capital Investment	**$ 5,050**
Acquisitions & Dispositions	
Acquisitions upstream	$ 460
Dispositions upstream (forecast)	$ (500)
Dispositions midstream (forecast)	$ (1,500)
Net Capital Investment	**$ 3,510**

Sales targets on track for 2002

EnCana's 2002 daily sales target is forecast to grow by about 10 percent from 2001 pro forma sales. The 2002 forecast is between 2,675 million and 2,745 million cubic feet of gas and 245,000 and 264,000 barrels of oil, for a total daily sales forecast of between 690,000 and 721,000 barrels of oil equivalent. Sales in 2003 are forecast to rise about 13 percent above the midpoint of the 2002 forecast, reaching between 775,000 and 825,000 barrels of oil equivalent per day.

Important Notice: Readers are cautioned that a portion of the six month results and the comparisons to prior years' results are based on pro forma calculations and these pro forma results may not reflect all adjustments and reconciliations that may be required under Canadian generally accepted accounting principles. These pro forma results may not be indicative of the results that actually would have occurred or of the results that may be obtained in the future.

Consolidated EnCana Highlights

Financial Highlights (as at and for the period ending June 30, 2002) ($ millions, except per share amounts)	**EnCana 3 months Actuals**	EnCana 6 months Pro forma
Revenues, net of royalties and production taxes	**2,676**	4,915
Cash Flow	**938**	1,728
Per share – basic	**2.03**	3.65
Per share – diluted	**2.00**	3.57
Net earnings	**459**	638
Per share – basic	**0.99**	1.31[1]
Per share – diluted	**0.97**	1.28
Capital investment, excluding dispositions	**1,446**	2,742
Total assets	**29,479**	n/a
Long-term debt	**7,525**	n/a
Preferred securities, including those of AEC	**575**	n/a
Shareholders' equity	**12,960**	n/a
Debt-to-capitalization ratio (adjusted for working capital and including preferred securities as debt)	**39%**	n/a
Common shares		
Outstanding June 30, 2002 (millions)	**476.3**	n/a
Weighted average diluted (millions)	**470.0**	483.5

[1] **Impact of including share options in earnings calculations**

As required by Canadian generally accepted accounting principles, the notes in EnCana's second quarter financial statements show that the inclusion of stock options as compensation expense in the calculations of earnings would have resulted in a reduction of 14 cents shown in basic earnings per share in the first half of 2002.

Operating Highlights (for the three months ending June 30)	Q2 2002 Actuals	Q2 2001 Pro forma	Percent Change
Sales			
Total barrels of oil equivalent per day	**693,104**	628,894	+ 10
Natural gas (million cubic feet per day)	**2,580**	2,297	+ 12
Total liquids (barrels per day)	**263,076**	246,061	+ 7
North America			
Conventional oil and NGLs	**166,951**	152,487	+ 9
Syncrude	**24,295**	29,162	- 17
International	**71,830**	64,412	+ 12
Prices			
North American gas price ($ per thousand cubic feet)	**4.02**	6.46	- 38
North American conventional oil price ($ per barrel)			
Light/medium	**33.76**	30.38	+ 11
Heavy	**26.09**	17.92	+ 46
Syncrude ($ per barrel)	**40.09**	42.27	- 5
International crude oil ($ per barrel)			
Ecuador	**31.69**	28.12	+ 12
U.K.	**37.78**	36.27	+ 12
Natural gas liquids ($ per barrel)	**29.92**	36.83	- 19
Total liquids ($ per barrel)	**31.48**	29.06	+ 8

EnCana corporate developments

Integration on track after creation of EnCana Corporation on April 5, 2002

Following overwhelming support at separate meetings on April 4, 2002 of shareholders and optionholders of AEC and shareholders of PanCanadian, the Court of Queen's Bench of Alberta approved the merger of the two companies and EnCana Corporation was created on April 5, 2002. EnCana common shares began trading on the Toronto and New York stock exchanges on April 8, 2002 under the symbol ECA. Immediately thereafter, the reorganization of the company into decentralized, fully accountable business units was implemented. The company has identified and is moving forward to achieve operating and administrative synergies of at least $250 million and capital synergies in excess of $250 million on a yearly pre-tax basis in 2003. An estimated $50 million in annual administrative synergies have been already achieved.

Dividends

The board of directors of EnCana declared a quarterly dividend of ten cents (10 cents) per share payable on September 30, 2002 to common shareholders of record as of September 13, 2002.

EnCana operational highlights

Onshore North America

Continued strong natural gas growth

EnCana's North America natural gas production during the second quarter increased to 2.7 billion cubic feet per day, up 11 percent compared to pro forma results of the same period last year. The production increase came primarily from the U.S. Rockies and northeast British Columbia. The Onshore North America division drilled more than 540 net wells during the second quarter.

Acquisition of high-quality U.S. Rockies assets completed

EnCana has completed the acquisition, for C$420 million (US$276 million), of approximately 500 billion cubic feet equivalent of established, long-life natural gas and associated natural gas liquids reserves and about 180,000 net acres of undeveloped land in the Piceance Basin of northwest Colorado. With this purchase, U.S. Rockies production increased in the month of June to about 490 million cubic feet of natural gas per day.

Since acquiring its first assets in the region in June 2000, EnCana has grown U.S. Rockies production through drilling and acquisitions by more than 3.5 times. With more than 1.4 million net undeveloped acres in Colorado, Wyoming, Montana and Utah, the company is a leading producer in the region. Through the application of technical expertise to the company's inventory of long-life, multi-zone, tight-gas formations that are prevalent in the region, EnCana expects to grow U.S. Rockies gas production by more than 15 percent per year over the next three years.

Greater Sierra staged for long term natural gas growth

Over the past four years, EnCana has identified one of North America's largest new regional gas plays in the Greater Sierra region of northeast British Columbia. Major land purchases in the first half of 2002 increased EnCana's land position to more than 2 million net acres of undeveloped land, making EnCana the leader in the play. In the first half of 2002, EnCana completed a successful 45 well program, adding about 150 billion cubic feet of established reserves. Daily gas production from Greater Sierra, currently about 150 million cubic feet, is targeted to more than double in the next three years, and continue to grow after that. EnCana is the leading explorer, producer and landholder in British Columbia – one of the fastest growing gas producing regions in North America.

Oil and natural gas liquids production rise

Production of conventional oil and natural gas liquids from its Onshore North America division averaged 167,000 barrels per day in the second quarter of 2002, a 9 percent increase from pro forma results of the second quarter of 2001. Growth is due primarily to the start up of EnCana's Foster Creek steam-assisted gravity drainage (SAGD) project in northeast Alberta, increased production at Suffield and enhanced oil recovery at the company's Weyburn CO_2 project in Saskatchewan.

Two SAGD projects underway

EnCana has started steam injection at the company's SAGD project at Christina Lake, where first production is expected in the third quarter of 2002. Production from the world's first large scale SAGD project – Foster Creek – averaged 12,000 barrels per day during the second quarter, slightly below expectations as it has taken longer than expected to bring water treatment facilities to full operating performance. Foster Creek production is forecast to reach the full design level of 20,000 barrels per day later this summer. In combination, EnCana's SAGD projects are expected to generate more than 120,000 barrels per day of production by 2007.

Syncrude costs and volumes impacted by scheduled maintenance

EnCana's daily production from Syncrude during the second quarter of 2002 averaged 24,295 barrels, down 17 percent from the same period last year. Unit operating costs rose by $8.93 per barrel to average $30.47 per barrel in the second quarter of 2002 compared to the same period last year. Volumes were lower and costs higher because the planned 35-day maintenance of a coker unit took 52 days to complete due to additional maintenance required on the coker burner and the heavy gas oil hydrotreater. The work has been completed and Syncrude is currently operating at full production rates. Syncrude is currently producing in the range of 34,000 to 35,000 barrels per day, net to EnCana. The company is expecting operating costs of approximately $18 to $19 per barrel for 2002.

Offshore & International Operations

Ecuador – strong second quarter sales

Oil production in Ecuador, which is constrained by a lack of pipeline capacity, averaged 52,744 barrels of oil per day in the second quarter. Daily oil sales averaged 59,864 barrels, up 12 percent from the same period one year earlier due to the scheduling of tanker shipments leaving port. Construction of the OCP Pipeline is about 50 percent complete, with first oil shipments expected in mid 2003. EnCana is targeting to increase its Ecuador production to between 80,000 and 100,000 barrels per day by late in 2003. Achieving the upper end of the range requires approval by the Government of Ecuador to move onto adjacent lands to follow up on exploration success.

U.K. North Sea – Buzzard moves to development planning

Development planning for the EnCana operated Buzzard light oil discovery is underway following a very successful appraisal drilling program. The eight appraisal wells and sidetracks drilled to date have confirmed the nature and extent of the Buzzard field, located in the U.K. central North Sea and discovered in June 2001. The current estimate of oil-in-place is between 800 million and 1.1 billion barrels. Further study and analysis is underway to establish estimated potential recoverable reserve figures. A program to evaluate nearby exploration and satellite development potential has also begun.

East Coast of Canada – Deep Panuke project in regulatory review

The Canada-Nova Scotia Offshore Petroleum Board and the National Energy Board are reviewing the development plan for EnCana's Deep Panuke natural gas project off the coast of Nova Scotia. EnCana continues to work closely with regulators with the objective of streamlining the regulatory process. Regulatory hearings for the project were expected to start in the third quarter of 2002, with a decision in the first quarter of 2003. Based on current assumptions, commercial production is targeted to begin in 2005, however the regulatory process has been slower than expected and EnCana will revisit its schedule once satisfactory regulatory approvals are obtained. Deep Panuke involves the production and processing of raw gas offshore, the transport of market-ready gas via sub-sea pipeline to Goldboro, Nova Scotia, and an interconnection with the Maritimes and Northeast Pipeline main transmission pipeline. The project is estimated to recover reserves of natural gas approaching one trillion cubic feet.

Offshore & New Ventures Exploration

U.K. North Sea – Black Horse well encounters hydrocarbons

EnCana and its partner ExxonMobil completed drilling the Black Horse prospect located about 160 kilometres northeast of Aberdeen, Scotland on EnCana operated licence P.185. The prospect straddles two licences: P.185 "Black Horse Area", where EnCana owns approximately 57 percent and ExxonMobil approximately 43 percent, and P.489, which is 100 percent EnCana. During testing, the well flowed light oil at a rate of 6,274 barrels per day and natural gas at 3.9 million cubic feet per day on a 24/64-inch choke. The well has been suspended. Evaluation of test results is underway to determine if the discovery has commercial potential.

In the recent U.K. 20th Licencing Round, EnCana and its partners were the successful bidders on five exploration blocks in the company's central North Sea core area; four of these will be operated by EnCana.

Gulf of Mexico – Tahiti discovery moves to appraisal

The operator of the Tahiti deepwater oil discovery, ChevronTexaco, recently estimated that the Gulf of Mexico find holds 400 million to 500 million barrels of recoverable oil. EnCana owns a 25 percent interest in Tahiti, located in Green Canyon Block 640, approximately 190 miles southwest of New Orleans in the deepwater Gulf of Mexico. Initial results of the Tahiti No. 1 well, drilled in 4,000 feet of water, indicate a high-quality reservoir sand with total net pay of more than 400 feet. Tahiti No. 1 is the second well in EnCana's four-well commitment to earn a 25-percent interest in 71 ChevronTexaco-operated blocks in the Mississippi Fanfold Belt in the Gulf of Mexico. Completion of the four-well program is expected by early 2003.

Midstream & Marketing

Maximizing value

On July 9, 2002, EnCana announced that it is seeking potential buyers for its interests in two major oil pipelines – the 100-percent-owned Express Pipeline System and the 70-percent-owned Cold Lake Pipeline System. Both of these oil transportation systems deliver Canada's growing oil sands production to Canadian, U.S. Rocky Mountain and Midwest refineries.

The 1,717-mile Express Pipeline System is comprised of two major pipelines: Express with a capacity of more than 172,000 barrels per day and Platte, delivering up to 150,000 barrels per day. The pipelines run from Alberta's oil transportation hub at Hardisty through Casper, Wyo. to Wood River, Ill. The Cold Lake Pipeline system is comprised of two delivery legs, each delivering oil from Cold Lake, Alberta to Edmonton and Hardisty, where it connects with Express and other intercontinental pipelines. The financial information related to the Express and Cold Lake pipeline systems has been presented as Discontinued Operations in the second quarter unaudited consolidated financial statements.

Midstream focused on gas storage, Wild Goose expansion approved by California regulator

The key focus of EnCana's Midstream growth will be expansion of North America's largest independent gas storage network. The California Public Utilities Commission recently approved EnCana's application to more than double the size of the Wild Goose gas storage facility in northern California. Under the proposal, the facility's working gas capacity would expand from 14 billion to 29 billion cubic feet, withdrawal rates would climb from 200 million to 700 million cubic feet per day and injection rates would increase from 80 million to 450 million cubic feet per day. Construction started this week and expansion facilities are expected to be in service beginning April 2004. EnCana plans to aggressively pursue new North American gas storage opportunities in order to expand capacity to supply volumes at peak periods of demand in the anticipated growing market.

Energy Services

On April 25, the company announced that it was discontinuing the former PanCanadian Houston-based merchant energy trading operations, a decision that was made following a strategic review of the merged company's core operations. The company has recorded a $49 million after tax loss, which is included in discontinued operations.

Operating cash flow forecast update

EnCana's Midstream & Marketing division achieved $66 million of operating cash flow in the second quarter. The company is forecasting 2002 operating cash flow of approximately $200 million from continuing operations and $150 million from discontinued operations. This has been revised downward from the previous forecast due to a number of factors, including a temporary reduction in gas price volatility, lower electricity prices than previously forecast in Alberta and the wind-down of EnCana's Houston-based merchant energy trading operations.

Financial Strength

EnCana possesses one of the strongest financial positions among upstream independents. At June 30, 2002, the company's debt-to-capitalization ratio was 39:61 (all preferred securities included as debt). Second quarter core capital investment and acquisitions were $1,446 million. Dispositions were $240 million, bringing net capital investment to $1,206 million. EnCana maintains strong investment grade ratings from the major bond rating services: Dominion Bond Rating Service, A(low), Moody's Investment Service, Baa1, and Standard and Poor's, A-.

EnCana continues to strive to achieve best in class practices in all areas of operations, including corporate governance and disclosure.

"Each member of EnCana's executive team has a track record of more than 20 years of respected and credible business performance. The combined business experience of the 16-member board of directors is more than 450 years. Fifteen of EnCana's 16 directors are independent. The board maintains several independent committees – including reserves, compensation, pension, governance, audit and environment. EnCana's policy is to have 100 percent of its oil and gas reserves evaluated by external engineers. Integrity has always been at the core of our business practices as, over more than two decades, we have, step-by-step, built a world class company," Morgan said.

IMPORTANT NOTICE

This press release and Alberta Energy Company Ltd.'s second quarter 2002 financial statements are filed on Sedar and posted on www.sedar.com.

This press release, EnCana's pro forma consolidated six month financial statements and supplemental information are posted on the company Web site www.encana.com.

CONFERENCE CALL TODAY

EnCana Corporation will host a conference call today, Thursday, July 25, 2002 starting at 1:30 p.m., Mountain Time (3:30 p.m. Eastern Time) to discuss EnCana's second quarter 2002 financial and operating results.

To participate, please dial **416-640-4127** approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately midnight on July 25, 2002 until August 1, 2002 by dialling 416-640-1917 and entering pass code 198378#.

A live audio Web cast of the conference call will also be available either via EnCana's Web site, www.encana.com, under Investor Relations or via Canada NewsWire at the following address: http://webevents.broadcast.com/cnw/encana20020725. The Web cast will be archived for 60 days.

EnCana is the largest North American based independent oil and gas company with an enterprise value of approximately C$28 billion. It is North America's largest independent natural gas producer and gas storage operator. Ninety percent of the company's assets are in four key North American growth platforms: Western Canada, offshore Canada's East Coast, the U.S. Rocky Mountains and the Gulf of Mexico. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada's emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high-potential international growth platforms: Ecuador, where EnCana is the largest private sector oil producer, and the U.K. central North Sea, where EnCana is the operator of a very large oil discovery. The company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry's best-of-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management's assessment of EnCana's future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to, EnCana's internal projections, expectations or beliefs concerning future operating results, and various components thereof, future economic performance; the production and growth potential of its various assets, including assets in the U.S. Rockies, Greater Sierra, the U.K. central North Sea and Ecuador; the anticipated oil and natural gas prices for the remainder of 2002; the sources and deployment of expected capital in 2002; the timing of regulatory review regarding Deep Panuke and the projected production date from the Deep Panuke project; the anticipated timing for the completion of the discontinuance of EnCana's Houston-based merchant energy operations; projected increases in daily production of oil, natural gas and natural gas liquids to 2007; potential exploration; the potential success of certain projects such as SAGD and the expected rates of returns from projects; the ability to sell the Cold Lake and Express pipeline interests and the price realized on such sales; and the potential success of other exploratory wells in the Gulf of Mexico and the U.K. central North Sea.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company's marketing operations; imprecision of reserve estimates; the company's ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the risk that the anticipated synergies to be realized by the merger of AEC and PanCanadian will not be realized; costs relating to the merger of AEC and PanCanadian being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana and its indirect wholly-owned subsidiary, AEC. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation and Alberta Energy Company Ltd., is available on the company's Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:
EnCana Corporate Development
Sheila McIntosh
Senior Vice-President, Investor Relations
(403) 290-2194
Greg Kist
Manager, Investor Relations
(403) 645-4737

Media contact:
Alan Boras
Manager, Media Relations
(403) 266-8300 or
(403) 645-4754

Consolidated Financial Statements
For the period ended June 30, 2002

EnCana Corporation

Consolidated Statement of Earnings

(unaudited) ($ millions, except per share amounts)		June 30 Three Months Ended 2002	Three Months Ended 2001	Six Months Ended 2002	Six Months Ended 2001
Revenues, Net of Royalties and Production Taxes	*(note 4)*	**$ 2,676**	$ 1,136	**$ 3,737**	$ 2,811
Expenses	*(note 4)*				
Transportation and selling		**158**	37	**207**	82
Operating		**458**	162	**629**	371
Purchased product		**854**	164	**1,234**	641
Administrative		**44**	21	**61**	41
Interest, net		**103**	6	**130**	19
Foreign exchange	*(note 7)*	**(170)**	(26)	**(180)**	(3)
Depreciation, depletion and amortization		**580**	215	**794**	389
		2,027	579	**2,875**	1,540
Net Earnings Before the Undernoted		**649**	557	**862**	1,271
Income tax expense	*(note 6)*	**155**	112	**237**	383
Net Earnings from Continuing Operations		**494**	445	**625**	888
Net Earnings from Discontinued Operations	*(note 5)*	**(36)**	14	**(34)**	34
Net Earnings		**458**	459	**591**	922
Earnings per Common Share	*(note 9)*				
Net Earnings From Continuing Operations					
Basic		**$ 1.07**	$ 1.74	**$ 1.74**	$ 3.47
Diluted		**$ 1.05**	$ 1.70	**$ 1.71**	$ 3.39
Net Earnings					
Basic		**$ 0.99**	$ 1.79	**$ 1.65**	$ 3.60
Diluted		**$ 0.97**	$ 1.75	**$ 1.62**	$ 3.52

Consolidated Statement of Retained Earnings

(unaudited) ($ millions)		Six Months Ended June 30 2002	2001
Retained Earnings, Beginning of Year			
As previously reported		**$ 3,689**	$ 3,721
Retroactive adjustment for change in accounting policy	*(note 2)*	**(59)**	(42)
As restated		**3,630**	3,679
Net Earnings		**591**	922
Dividends on Common Shares & Other Distributions, net of tax		**(74)**	(53)
Other adjustments		**-**	(50)
Retained Earnings, End of Period		**$ 4,147**	$ 4,498

See accompanying notes to Consolidated Financial Statements

Consolidated Balance Sheet

(unaudited) ($ millions)		As at June 30 2002	As at December 31 2001
Assets			
Current Assets			
Cash and cash equivalents		$ **166**	$ 963
Accounts receivable and accrued revenue		**1,464**	623
Inventories		**518**	87
		2,148	1,673
Capital Assets, net	*(note 4)*	**22,140**	8,162
Investments and Other Assets		**441**	237
Assets of Discontinued Operations	*(note 5)*	**1,673**	728
Goodwill	*(note 3)*	**3,077**	-
	(note 4)	$ **29,479**	$ 10,800
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable		$ **1,758**	$ 824
Income tax payable		**405**	656
Current portion of long-term debt	*(note 7)*	**108**	160
		2,271	1,640
Long-Term Debt	*(note 7)*	**7,525**	2,210
Deferred Credits and Other Liabilities		**530**	325
Future Income Taxes		**4,679**	2,060
Liabilities of Discontinued Operations	*(note 5)*	**1,065**	586
Preferred Securities of Subsidiary		**449**	-
		16,519	6,821
Shareholders' Equity			
Preferred securities		**126**	126
Share capital	*(note 8)*	**8,662**	196
Fair value of options acquired to purchase common shares	*(note 3)*	**154**	-
Paid in surplus		**40**	27
Retained earnings		**4,147**	3,630
Foreign currency translation adjustment	*(note 2)*	**(169)**	-
		12,960	3,979
		$ **29,479**	$ 10,800

See accompanying notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

(unaudited) ($ millions, except per share amounts)		June 30 Three Months Ended 2002	2001	Six Months Ended 2002	2001
Operating Activities					
Net earnings		$ **494**	$ 445	$ **625**	$ 888
Depletion, depreciation and amortization		**580**	215	**794**	389
Future income taxes		**99**	(26)	**141**	50
Other		**(257)**	(33)	**(257)**	(14)
Cash flow from continuing operations		**916**	601	**1,303**	1,313
Cash flow from discontinued operations	*(note 5)*	**22**	21	**24**	47
Cash flow		**938**	622	**1,327**	1,360
Net change in non-cash working capital from continuing operations		**(200)**	216	**(468)**	358
Net change in non-cash working capital from discontinued operations		**(54)**	(164)	**(1)**	(51)
		684	674	**858**	1,667
Investing Activities					
Business combination	*(note 3)*	**(128)**	-	**(128)**	-
Capital expenditures		**(1,446)**	(454)	**(1,927)**	(831)
Proceeds on disposal of assets		**240**	30	**243**	182
Net change in investments and other		**4**	12	**(13)**	5
Net change in non-cash working capital from continuing operations		**(219)**	-	**(250)**	(75)
Discontinued operations		**(12)**	6	**(12)**	9
		(1,561)	(406)	**(2,087)**	(710)
Financing Activities					
Repayment of short-term financing		**-**	-	**-**	(250)
Issuance of long-term debt		**649**	-	**649**	94
Repayment of long-term debt		**(77)**	(94)	**(157)**	(249)
Issuance of common shares		**51**	9	**69**	33
Dividends on common shares		**(48)**	(25)	**(73)**	(51)
Payments to preferred securities holders		**(7)**	(2)	**(7)**	(4)
Net change in non-cash working capital		**2**	3	**(1)**	1
Discontinued operations		**(5)**	-	**(5)**	-
Other		**(32)**	-	**(32)**	-
		533	(109)	**443**	(426)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents held in Foreign Currency		**(9)**	(13)	**(11)**	9
Increase (Decrease) in Cash and Cash equivalents		**(353)**	146	**(797)**	540
Cash and Cash Equivalents, Beginning of Period		**519**	591	**963**	197
Cash and Cash Equivalents, End of Period		$ **166**	$ 737	$ **166**	$ 737
Cash Flow per Common Share					
Basic		$ **2.03**	$ 2.43	$ **3.70**	$ 5.32
Diluted		$ **2.00**	$ 2.38	$ **3.64**	$ 5.21

See accompanying notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements *(unaudited)*

1. Basis of Presentation

The interim consolidated financial statements include the accounts of EnCana Corporation (formerly PanCanadian Energy Corporation) ("PanCanadian") and its subsidiaries (the "Company"), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration, production and marketing of natural gas and crude oil, as well as pipelines, natural gas liquids processing and gas storage operations.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2001, except as described in Note 2. The disclosures provided below are incremental to those included with the annual audited consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2001.

2. Changes in Accounting Policies

Foreign Currency Translation

At January 1, 2002, the Company retroactively adopted amendments to the Canadian accounting standard for foreign currency translation. As a result of the amendments, all exchange gains and losses on long-term monetary items, that do not qualify for hedge accounting, are recorded in earnings as they arise. Previously, these exchange gains and losses were deferred and amortized over the remaining life of the monetary item. As required by the standard, all prior periods have been restated for the change in accounting policy. The change results in an increase to net earnings of $81 million for 2002 (2001 - decrease of $2 million). The effect of this change on the December 31, 2001 consolidated balance sheet is an increase in long-term debt and a reduction in deferred credits of $92 million, as well as a reduction in deferred charges and retained earnings of $59 million.

As a result of the business combination described in Note 3, the Company reviewed its accounting for operations outside of Canada and determined that all such operations are self-sustaining. The accounts of self-sustaining foreign subsidiaries are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using average rates for the period. Translation gains and losses relating to the subsidiaries are deferred and included as a separate component of shareholders' equity. Previously, operations outside of Canada were considered to be integrated and translated using the temporal method. Under the temporal method, monetary assets and liabilities were translated at the period-end exchange rate, other assets and liabilities at the historical rates and revenues and expenses at the average monthly rates except depreciation and depletion, which were translated on the same basis as the related assets.

This change was adopted prospectively beginning April 5, 2002, and results in a decrease in net earnings of $5 million for the second quarter of 2002.

3. Business Combination

On January 27, 2002, PanCanadian and Alberta Energy Company Ltd. ("AEC") announced plans to combine their companies. The transaction was accomplished through a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta). The Arrangement included a common share exchange, pursuant to which holders of common shares of AEC received 1.472 common shares of PanCanadian for each common share of AEC that they held. After obtaining approvals of the common shareholders and optionholders of AEC and the common shareholders of PanCanadian, the Court of Queen's Bench of Alberta and appropriate regulatory and other authorities, the transaction closed April 5, 2002, and PanCanadian changed its name to EnCana Corporation ("EnCana").

This business combination has been accounted for using the purchase method with the results of operations of AEC included in the consolidated financial statements from the date of acquisition. The Arrangement resulted in PanCanadian issuing 218.5 million common shares and a transaction value of $8,714 million.

The calculation of the purchase price and the preliminary allocation to assets and liabilities acquired as of April 5, 2002 is shown below. The purchase price and goodwill allocation is preliminary because certain items such as the determination of the final tax bases and fair values of the assets and liabilities as of the acquisition date have not been completed. Further information related to AEC can be obtained from the audited consolidated financial statements included in the Joint Information Circular concerning the merger of AEC and PanCanadian.

Notes to Consolidated Financial Statements *(unaudited)*

3. Business Combination (continued)

		$ Millions
Calculation of Purchase Price:		
Common shares issued to AEC shareholders *(millions)*	218.5	
Price of Common shares *($ per common share)*	38.43	
Value of Common shares issued		$ 8,397
Fair value of AEC share options exchanged for share options of EnCana Corporation		167
Transaction costs		150
Total purchase price		8,714
Plus: Fair value of liabilities assumed		
Current liabilities		1,781
Long-term debt		4,393
Project financing debt		604
Preferred securities		458
Capital securities		450
Other non-current liabilities		193
Future income taxes		2,647
Total Purchase Price and Liabilities Assumed		$ 19,240

	$ Millions
Fair Value of Assets Acquired:	
Current assets	$ 1,505
Capital assets	14,053
Other non-current assets	605
Goodwill	3,077
Total Fair Value of Assets Acquired	$ 19,240

4. Segmented Information

Due to the business combination as described in Note 3, the Company has redefined its operations into the following segments. Onshore North America includes the Company's North America onshore exploration for, and production of, natural gas and crude oil. Offshore & International combines the Offshore & International Operations Division exploration for, and production of, crude oil and natural gas in Ecuador, the Canadian East Coast, Gulf of Mexico and the U.K. North Sea with the Offshore & New Ventures Exploration Division exploration activity on the Canadian East Coast, the North America frontier region, the Gulf of Mexico, the U.K. North Sea and Latin America. Midstream & Marketing includes pipelines, natural gas liquids processing and gas storage operations as well as, ancillary activities related to the marketing of the Company's natural gas and crude oil production. All prior periods have been restated to conform to these definitions. Operations that have been discontinued are disclosed in Note 5.

Notes to Consolidated Financial Statements *(unaudited)*

4. Segmented Information (continued)

($ millions)

RESULTS OF OPERATIONS (FOR THE THREE MONTHS ENDED)

	Onshore North America		Offshore & International		Midstream & Marketing	
	2002	2001	**2002**	2001	**2002**	2001
Revenues						
Gross revenue	**$ 1,620**	$ 932	**$ 227**	$ 41	**$ 1,108**	$ 235
Royalties and production taxes	**223**	88	**59**	-	**-**	-
Revenues, net of royalties and production taxes	**1,397**	844	**168**	41	**1,108**	235
Expenses						
Transportation and selling	**93**	29	**15**	4	**50**	4
Operating	**274**	112	**46**	2	**138**	48
Purchased product	**-**	-	**-**	-	**854**	164
Depreciation, depletion and amortization	**481**	185	**62**	15	**25**	4
Segment Income	**549**	518	**45**	20	**41**	15

	Corporate		Consolidated	
	2002	2001	**2002**	2001
Revenues				
Gross revenue	**$ 3**	$ 16	**$ 2,958**	$ 1,224
Royalties and production taxes	**-**	-	**282**	88
Revenues, net of royalties and production taxes	**3**	16	**2,676**	1,136
Expenses				
Transportation and selling	**-**	-	**158**	37
Operating	**-**	-	**458**	162
Purchased product	**-**	-	**854**	164
Depreciation, depletion and amortization	**12**	11	**580**	215
Segment Income	**(9)**	5	**626**	558
Administrative	**44**	21	**44**	21
Interest, net	**103**	6	**103**	6
Foreign exchange	**(170)**	(26)	**(170)**	(26)
	(23)	1	**(23)**	1
Net Earnings Before Income Tax	**14**	4	**649**	557
Income tax expense	**155**	112	**155**	112
Net Earnings from Continuing Operations	**(141)**	(108)	**494**	445

Notes to Consolidated Financial Statements *(unaudited)*

4. Segmented Information (continued)

GEOGRAPHIC AND PRODUCT INFORMATION (FOR THE THREE MONTHS ENDED)

Onshore North America

	Produced Gas & NGL's			
	Canada		U.S. Rockies	
	2002	2001	**2002**	2001
Revenues				
Gross revenue	**$ 956**	$ 687	**$ 175**	$ 24
Royalties and production taxes	**132**	40	**42**	10
Revenues, net of royalties and production taxes	**824**	647	**133**	14
Expenses				
Transportation and selling	**57**	24	**25**	-
Operating	**107**	44	**15**	3
Operating cashflow	**$ 660**	$ 579	**$ 93**	$ 11

	Conventional Crude Oil		Syncrude		Total Onshore North America	
	2002	2001	**2002**	2001	**2002**	2001
Revenues						
Gross revenue	**$ 398**	$ 221	**$ 91**	$ -	**$ 1,620**	$ 932
Royalties and production taxes	**48**	38	**1**	-	**223**	88
Revenues, net of royalties and production taxes	**350**	183	**90**	-	**1,397**	844
Expenses						
Transportation and selling	**10**	5	**1**	-	**93**	29
Operating	**84**	65	**68**	-	**274**	112
Operating cashflow	**$ 256**	$ 113	**$ 21**	$ -	**$ 1,030**	$ 703

Offshore & International

	Ecuador		U.K. North Sea		Other Countries		Total Offshore & International	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Revenues							**$**	$
Gross revenue	**$ 182**	$ -	**$ 45**	$ 41	**$ -**	$ -	**227**	41
Royalties and production taxes	**59**	-	**-**	-	**-**	-	**59**	-
Revenues, net of royalties and production taxes	**123**	-	**45**	41	**-**	-	**168**	41
Expenses								
Transportation and selling	**10**	-	**5**	4	**-**	-	**15**	4
Operating	**31**	-	**3**	2	**12**	-	**46**	2
Operating cashflow	**$ 82**	$ -	**$ 37**	$ 35	**$ (12)**	$ -	**$ 107**	$ 35

Midstream & Marketing

	Midstream		Marketing		Total Midstream & Marketing	
	2002	2001	**2002**	2001	**2002**	2001
Revenues						
Gross revenue	**$ 174**	$ 56	**$ 934**	$ 179	**$ 1,108**	$ 235
Expenses						
Transportation and selling	**-**	-	**50**	4	**50**	4
Operating	**96**	43	**42**	5	**138**	48
Purchased product	**51**	-	**803**	164	**854**	164
Operating cashflow	**$ 27**	$ 13	**$ 39**	$ 6	**$ 66**	$ 19

Notes to Consolidated Financial Statements *(unaudited)*

4. Segmented Information (continued)

($ millions)

RESULTS OF OPERATIONS (FOR THE SIX MONTHS ENDED)

	Onshore North America		Offshore & International		Midstream & Marketing	
	2002	2001	**2002**	2001	**2002**	2001
Revenues						
Gross revenue	**$ 2,217**	$ 2,043	**$ 271**	$ 87	**$ 1,600**	$ 846
Royalties and production taxes	**291**	182	**59**	-	**-**	-
Revenues, net of royalties and production taxes	**1,926**	1,861	**212**	87	**1,600**	846
Expenses						
Transportation and selling	**132**	64	**20**	9	**55**	9
Operating	**375**	210	**49**	7	**205**	154
Purchased product	**-**	-	**-**	-	**1,234**	641
Depreciation, depletion and amortization	**671**	330	**74**	33	**31**	7
Segment Income	**$ 748**	$ 1,257	**$ 69**	$ 38	**$ 75**	$ 35

	Corporate		Consolidated	
	2002	2001	**2002**	2001
Revenues				
Gross revenue	**$ (1)**	$ 17	**$ 4,087**	$ 2,993
Royalties and production taxes	**-**	-	**350**	182
Revenues, net of royalties and production taxes	**(1)**	17	**3,737**	2,811
Expenses				
Transportation and selling	**-**	-	**207**	82
Operating	**-**	-	**629**	371
Purchased product	**-**	-	**1,234**	641
Depreciation, depletion and amortization	**18**	19	**794**	389
Segment Income	**(19)**	(2)	**873**	1,328
Administrative	**61**	41	**61**	41
Interest, net	**130**	19	**130**	19
Foreign exchange	**(180)**	(3)	**(180)**	(3)
	11	57	**11**	57
Net Earnings Before Income Tax	**(30)**	(59)	**862**	1,271
Income tax expense	**237**	383	**237**	383
Net Earnings from Continuing Operations	**$ (267)**	**$** (442)	**$ 625**	**$** 888

Notes to Consolidated Financial Statements *(unaudited)*

4. Segmented Information (continued)

GEOGRAPHIC AND PRODUCT INFORMATION (FOR THE SIX MONTH ENDED)

Onshore North America

	Produced Gas & NGL's			
	Canada		U.S. Rockies	
	2002	2001	**2002**	2001
Revenues				
Gross revenue	**$ 1,316**	$ 1,539	**$ 207**	$ 63
Royalties and production taxes	**160**	94	**49**	25
Revenues, net of royalties and production taxes	**1,156**	1,445	**158**	38
Expenses				
Transportation and selling	**88**	51	**25**	-
Operating	**151**	80	**20**	6
Operating cashflow	**$ 917**	$ 1,314	**$ 113**	$ 32

	Conventional Crude Oil		Syncrude		Total Onshore North America	
	2002	2001	**2002**	2001	**2002**	2001
Revenues						
Gross revenue	**$ 603**	$ 441	**$ 91**	$ -	**$ 2,217**	$ 2,043
Royalties and production taxes	**81**	63	**1**	-	**291**	182
Revenues, net of royalties and production taxes	**522**	378	**90**	-	**1,926**	1,861
Expenses						
Transportation and selling	**18**	13	**1**	-	**132**	64
Operating	**136**	124	**68**	-	**375**	210
Operating cashflow	**$ 368**	$ 241	**$ 21**	$ -	**$ 1,419**	$ 1,587

Offshore & International

	Ecuador		U.K. North Sea		Other Countries		Total Offshore & International	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Revenues							**$**	**$**
Gross revenue	**$ 182**	$ -	**$ 89**	$ 87	**$ -**	$ -	**271**	87
Royalties and production taxes	**59**	-	**-**	-	**-**	-	**59**	-
Revenues, net of royalties and production taxes	**123**	-	**89**	87	**-**	-	**212**	87
Expenses								
Transportation and selling	**10**	-	**10**	9	**-**	-	**20**	9
Operating	**31**	-	**6**	7	**12**	-	**49**	7
Operating cashflow	**$ 82**	$ -	**$ 73**	$ 71	**$ (12)**	$ -	**$ 143**	$ 71

Midstream & Marketing

	Midstream		Marketing		Total Midstream & Marketing	
	2002	2001	**2002**	2001	**2002**	2001
Revenues						
Gross revenue	**$ 260**	$ 170	**$ 1,340**	$ 676	**$ 1,600**	$ 846
Expenses						
Transportation and selling	**-**	-	**55**	9	**55**	9
Operating	**157**	145	**48**	9	**205**	154
Purchased product	**51**	-	**1,183**	641	**1,234**	641
Operating cashflow	**$ 52**	$ 25	**$ 54**	$ 17	**$ 106**	$ 42

Notes to Consolidated Financial Statements *(unaudited)*

4. Segmented Information (continued)

CAPITAL EXPENDITURES

	Three Months Capital Expenditures		Six Months Capital Expenditures	
	2002	2001	**2002**	2001
Onshore North America	**$ 1,043**	$ 302	**$ 1,384**	$ 606
Offshore & International	**276**	102	**409**	136
Midstream & Marketing	**120**	43	**124**	69
Corporate	**7**	7	**10**	20
Total	**$ 1,446**	$ 454	**$ 1,927**	$ 831

CAPITAL AND TOTAL ASSETS

	As at			
	Capital Assets		Total Assets	
	June 30, 2002	December 31, 2001	**June 30, 2002**	December 31, 2001
Onshore North America	**$ 18,207**	$ 6,552	**$ 19,820**	$ 7,080
Offshore & International	**2,753**	1,018	**3,016**	1,111
Midstream & Marketing	**968**	426	**1,490**	817
Corporate (including unallocated Goodwill)	**212**	166	**3,370**	1,064
Assets of Discontinued Operations	**-**	-	**1,783**	728
Total	**$ 22,140**	$ 8,162	**$ 29,479**	$ 10,800

Notes to Consolidated Financial Statements *(unaudited)*

5. Discontinued Operations

On April 24, 2002, the Company adopted formal plans to exit from the Houston-based merchant energy operation, which was included in the Midstream and Marketing segment. Accordingly, these operations have been accounted for as discontinued operations.

On July 9, 2002, the Company announced that it plans to sell its 70% equity investment in the Cold Lake Pipeline System and its 100% interest in the Express Pipeline System. Both crude oil pipeline systems were acquired in the business combination with Alberta Energy Company Ltd. on April 5, 2002 described in Note 3. Accordingly, these operations have been accounted for as discontinued operations. The Company, through indirect wholly owned subsidiaries, is a shipper on the Express system. The financial results shown below include tariff revenue of $23 million paid by the Company for services on Express.

The following tables present the effect of the discontinued operations on the consolidated financial statements:

	For the three months ended June 30					
	Merchant Energy		Midstream - Pipelines		Total	
Consolidated Statement of Income *($ millions)*	**2002**	2001	**2002**	2001	**2002**	2001
Revenues	**$ 563**	$ 1,045	**$ 58**	$ -	**$ 621**	$ 1,045
Expenses						
Operating	**-**	-	**20**	-	**20**	-
Purchased product	**580**	1,013	**-**	-	**580**	1,013
Administrative	**8**	8	**-**	-	**8**	8
Interest, net	**-**	-	**11**	-	**11**	-
Foreign exchange	**-**	-	**(10)**	-	**(10)**	-
Depletion, depreciation and amortization	**1**	1	**11**	-	**12**	1
Loss on discontinuance	**53**	-	**-**	-	**53**	-
	642	1,022	**32**	-	**674**	1,022
Net Earnings (Loss) Before Income Tax	**(79)**	23	**26**	-	**(53)**	23
Income tax expense (recovery)	**(28)**	9	**11**	-	**(17)**	9
Net Earnings (Loss) from Discontinued Operations	**$ (51)**	$ 14	**$ 15**	$ -	**$ (36)**	$ 14

	For the six months ended June 30					
	Merchant Energy		Midstream - Pipelines *		Total	
Consolidated Statement of Income *($ millions)*	**2002**	2001	**2002**	2001	**2002**	2001
Revenues	**$ 1,309**	$ 2,567	**$ 58**	$ -	**$ 1,367**	$ **2,567**
Expenses						
Operating	**-**	-	**20**	-	**20**	-
Purchased product	**1,313**	2,495	**-**	-	**1,313**	2,495
Administrative	**18**	15	**-**	-	**18**	15
Interest, net	**-**	-	**11**	-	**11**	-
Foreign exchange	**-**	-	**(10)**	-	**(10)**	-
Depletion, depreciation and amortization	**1**	2	**11**	-	**12**	2
Loss on discontinuance	**53**	-	**-**	-	**53**	-
	1,385	2,512	**32**	-	**1,417**	2,512
Net Earnings (Loss) Before Income Tax	**(76)**	55	**26**	-	**(50)**	55
Income tax expense (recovery)	**(27)**	21	**11**	-	**(16)**	21
Net Earnings (Loss) from Discontinued Operations	**$ (49)**	$ 34	**$ 15**	$ -	**$ (34)**	$ 34

* Reflects only three months of earnings as EnCana did not own the pipelines until April 5, 2002.

Notes to Consolidated Financial Statements *(unaudited)*

5. Discontinued Operations *(continued)*

	As at June 30					
	Merchant Energy		Midstream - Pipelines		Total	
Consolidated Balance Sheet *($ millions)*	**2002**	2001	**2002**	2001	**2002**	2001
Assets						
Cash and cash equivalents	**$ -**	$ -	**$ 66**	$ -	**$ 66**	$ -
Accounts receivable and accrued revenue	**338**	1,314	**44**	-	**382**	1,314
Inventories	**-**	9	**1**	-	**1**	9
	338	1,323	**111**	-	**449**	1,323
Capital assets, net	**-**	8	**807**	-	**807**	8
Investments and other assets	**-**	17	**417**	-	**417**	17
	338	1,348	**1,335**	-	**1,673**	1,348
Liabilities						
Accounts payable and accrued liabilities	**240**	1,202	**68**	-	**308**	1,202
Income tax payable	**-**	-	**4**	-	**4**	-
Current portion of long-term debt	**-**	-	**23**	-	**23**	-
	240	1,202	**95**	-	**335**	1,202
Long-term debt	**-**	-	**567**	-	**567**	-
Future income taxes	**-**	-	**163**	-	**163**	-
	240	1,202	**825**	-	**1,065**	1,202
Net Assets of Discontinued Operations	**$ 98**	$ 146	**$ 510**	$ -	**$ 608**	$ 146

For comparative purposes, the following tables present the effect of only the Merchant Energy Discontinued Operations on the Consolidated Financial Statements for the years ended December 31. It does not include any financial information related to Midstream - Pipelines as EnCana did not own the pipelines being discontinued at that time.

	Year Ended December 31	
Consolidated Statement of Income *($ millions)*	**2001**	2000
Revenues	**$ 4,085***	$ 3,025
Expenses		
Purchased product	**3,983***	2,961
Administrative	**43**	26
Depletion, depreciation and amortization	**4**	3
	4,030	2,990
Net Earnings Before Income Tax	**55**	35
Income tax expense	**22**	13
Net Earnings from Discontinued Operations	$ **33**	$ 22

* Upon review of additional information related to 2001 sales and purchases of natural gas by the U.S. marketing subsidiary, the Company has determined certain revenue and expenses should have been reflected in the financial statements on a net basis rather than included on a gross basis as Revenue and Expenses - Purchased product. The amendment had no effect on net earnings or cash flow but Revenues and Expenses - Purchased product have been reduced by $1,126 million.

Notes to Consolidated Financial Statements *(unaudited)*

5. Discontinued Operations *(continued)*

Consolidated Balance Sheet *($ millions)*	As at December 31 **2001**	2000
Assets		
Accounts receivable and accrued revenue	**$ 323**	$ 699
Risk management assets	**309**	-
Inventories	**70**	2
	702	701
Capital assets, net	**9**	3
Deferred charges and other assets	**17**	32
	728	736
Liabilities		
Accounts payable and accrued liabilities	**306**	631
Risk management liabilities	**278**	-
	584	631
Deferred credits and liabilities	**2**	3
	586	634
Net Assets of Discontinued Operations	**$ 142**	$ 102

Consolidated Statement of Cash Flows *($ millions)*	Year Ended December 31 **2001**	2000
Operating Activities		
Cash flow	$ **47**	$ 26
Net change in non-cash working capital	**(48)**	(2)
	$ **(1)**	$ 24

Notes to Consolidated Financial Statements *(unaudited)*

6. Income Taxes

($ millions)	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Provision for Income Taxes:				
Current				
Canada	$ 36	$ 136	$ 73	$ 324
United States	8	-	8	3
Ecuador	7	-	7	-
United Kingdom	5	2	8	5
Other	-	-	-	1
	56	138	96	333
Future	99	(26)	141	50
	$ 155	$ 112	$ 237	$ 383

7. Long-Term Debt

($ millions)	As at June 30 2002	As at December 31 2001
Canadian dollar denominated debt		
Revolving credit and term loan borrowings	$ 1,560	$ 37
Unsecured debentures, including capital securities	1,830	725
	3,390	762
U.S. dollar denominated debt		
U.S. unsecured senior notes	3,801	1,608
U.S. revolving credit and term loan borrowings	314	-
	4,115	1,608
	7,505	2,370
Increase in value of debt acquired	128	-
Current portion of long-term debt	(108)	(160)
	$ 7,525	$ 2,210

Certain of the Notes and Debentures of the Company were acquired in the business combination described in Note 3 and are accounted for at their fair value. The difference between the fair value and the principal amount of these debts of approximately $128 million is being amortized over the remaining life of the outstanding debt acquired, approximately 15 years.

As required by Canadian generally accepted accounting principles, the Company's U.S. dollar denominated debt is translated into Canadian dollars at the period end exchange rate. Translation gains and losses are recorded in income. For the six months ended June 30, 2002, the Company recorded a foreign exchange gain of $180 million ($142 million after tax) related primarily to the translation of U.S. dollar debt.

Notes to Consolidated Financial Statements *(unaudited)*

8. Share Capital (millions)

	June 30, 2002		December 31, 2001	
	Number	**Amount**	Number	Amount
Common shares outstanding, beginning of period	**254.9**	**$ 196**	254.8	$ 148
Shares repurchased	**-**	**-**	(0.2)	-
Shares issued under option plans	**2.9**	**69**	1.9	48
Shares issued to AEC Shareholders (note 3)	**218.5**	**8,397**	-	-
Adjustments due to Canadian Pacific Limited reorganization	**-**	**-**	(1.6)	-
Common shares outstanding, end of period	**476.3**	**$ 8,662**	254.9	196

The Company has a stock-based compensation plan (EnCana plan) that allows employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were issued. Options granted under the plan are generally fully exercisable after three years and expire five years after the grant date. Options granted under previous EnCana and Canadian Pacific Limited replacement plans expire 10 years from the date the options were granted.

In conjunction with the business combination transaction described in Note 3, options to purchase AEC common shares were replaced with options to purchase common shares of EnCana (AEC replacement plan). The transaction also resulted in these replacement options along with all options outstanding under the EnCana plan, becoming exercisable after the close of business on April 5, 2002.

The following tables summarize the information about options to purchase common shares at June 30, 2002:

	Share Options	**Weighted Average Exercise Price ($)**
Outstanding, beginning of period	**10.5**	**32.31**
Granted under EnCana plan	**10.9**	**48.33**
Granted under AEC replacement plan	**13.1**	**32.01**
Granted under Directors' plan	**0.1**	**48.04**
Exercised	**(2.9)**	**24.26**
Forfeited	**(0.2)**	**31.84**
Outstanding, end of period	**31.5**	**38.53**
Exercisable, end of period	**20.5**	**33.32**

	Outstanding Options			Exercisable Options	
Range of Exercise Price ($)	Number of Options Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)
13.50 to 19.99	4.5	1.3	18.55	4.5	18.55
20.00 to 24.99	2.6	2.7	22.22	2.6	22.22
25.00 to 29.99	3.6	2.9	26.58	3.6	26.58
30.00 to 43.99	2.1	3.5	38.02	2.1	38.02
44.00 to 53.00	18.7	4.0	47.94	7.7	47.40
	31.5	3.1	38.53	20.5	33.32

Notes to Consolidated Financial Statements *(unaudited)*

8. Share Capital *(continued)*

The Company does not record compensation expense in the financial statements for share options granted to employees and directors because there is no intrinsic value at the date of grant. If the fair-value method had been used, the Company's net earnings and net earnings per share would approximate the following pro-forma amounts:

	Six Months Ended June 30	
($ millions, except per share amounts)	**2002**	2001
Compensation Costs	**50**	10
Net Earnings		
As reported	**591**	922
Pro forma	**541**	912
Net Earnings per Common Share		
Basic		
As reported	**1.65**	3.60
Pro forma	**1.51**	3.56
Diluted		
As reported	**1.62**	3.52
Pro forma	**1.48**	3.49

As described above, the acquisition of AEC resulted in all outstanding options at April 5, 2002 becoming fully exercisable. As the stock option expense is normally recognized over the expected life, the early vesting of outstanding options resulted in an acceleration of the compensation cost. As such, a $33 million expense relating to options outstanding at April 5, 2002 was included in the 2002 pro forma earnings above.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	Six Months Ended June 30	
	2002	2001
Risk free interest rate	**4.46%**	4.24%
Expected lives (years)	**3.00**	3.00
Expected volatility	**0.35**	0.35
Annual dividend per share	**$ 0.40**	$ 0.40

9. Per Share Amounts

The following table summarizes the common shares used in calculating net earnings and cashflow per common share.

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Weighted average Common Shares outstanding - basic	**461.1**	255.9	**358.2**	255.6
Effect of dilutive securities	**8.9**	5.5	**6.8**	5.4
Weighted average Common shares outstanding - diluted	**470.0**	261.4	**365.0**	261.0

Net earnings per common share calculations include the impact of the Distributions on Preferred Securities, net of tax for the three months of $1 million (three months 2001 - $1 million) and for the year to date $1 million (year to date 2001 - $2 million).

Notes to Consolidated Financial Statements *(unaudited)*

10. Financial Instruments

Unrecognized gains (losses) on risk management activities:

($ millions)	June 30, 2002
Natural gas	194
Crude oil	(13)
Gas Storage	(2)
Foreign currency	(102)
Interest rates	60
Preferred securities	6
	143

Information with respect to crude oil, currency and interest rate hedge contracts at December 31, 2001, is disclosed in Note 17 to the PanCanadian annual audited consolidated financial statements and Note 15 to the AEC annual audited consolidated financial statements.

11. Reclassification

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2002.